Mail Stop 3561

November 29, 2007

Melvyn Knigin, Chief Executive Officer
Movie Star, Inc.
1115 Broadway
New York, New York 10010

> **Re: Movie Star, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Originally filed June 8, 2007**
> **File No. 1-05893**

Dear Mr. Knigin:

We have completed our review of your Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Marci J. Frankenthaler, Esq.
Graubard Miller
Via Facsimile